May 26, 2009

VIA EDGAR

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 27, 2009

       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. is responding to the comments raised in your letter dated May 11, 2009 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2008. For your convenience, the comments are included in this letter in italic face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2008

Item 3. Legal Prooceedings, page 21

1.
We note your response to comment 3 in our letter dated March 26, 2009.  However, disclosure regarding the releif sought is required under Item 103 of Regulation S-K.  We would not object if you include language similar to the last paragraph of your response to this comment in your future disclosure.  Therefore, please provide this information in future filings.

We will include disclosure similar to the following in future filings beginning with our Form 10-Q for the six months ended June 30, 2009.

Of the 50,000 claims outstanding at the end of 2008, approximately 96% were filed by plaintiffs who do not claim a specific amount of damages or claim a minimum amount as established by court rules relating to jurisdiction; approximately 2% were filed by plaintiffs who claim damages of less than $5 million; approximately 2% were filed by plaintiffs who claim damages from $5 million to less than $100 million (90% of whom claim damages from $10 million to less than $25 million) and one was filed by a plaintiff who claims damages of $111 million.

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Thomas A. Kelly, Senior Vice President and Corporate Controller, at 215.698.5341.

Crown Holdings, Inc.

/s/ Thomas A. Kelly Thomas A. Kelly Senior Vice President and Corporate Controller